BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900

CHICAGO, ILLINOIS  60606

Telephone  (312) 984-3100

Facsimile  (312) 984-3150

November 9, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549
Facsimile: (202) 772-9208

Attention:                                          Michael R. Clampitt

Matt McNair

Re:	Lakeland Financial Corporation
Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-162659)
Filed on November 4, 2009

Ladies and Gentlemen:

On behalf of Lakeland Financial Corporation (the “Company”), we hereby submit the following response to the comment contained in the letter from the staff of the Securities and Exchange Commission (the “Commission”), dated November 6, 2009 (the “Comment Letter”), to Kristin L. Pruitt, Esq., Senior Vice President and General Counsel of the Company, with respect to the above-referenced filing. For your convenience, enclosed is a copy of Amendment No. 2 to Form S-1 (“Amendment No. 2”) that is being filed with the Commission today, which has been marked to show changes against the related disclosures contained in the Amendment No. 1 to Form S-1 filing.

Please note that the Commission’s comment from the Comment Letter is set forth in bold italics below.

Form S-1/A filed November 4, 2009

Exhibit 5.1

1.             It is inappropriate for counsel to deny that she is an expert within the meaning of Section 7 of the Securities Act. Please have counsel revise the opinion accordingly.

The Company has filed a revised legality opinion as Exhibit 5.1 to Amendment No. 2 in response to the staff’s comment.

*    *    *

The Company believes the foregoing provides a complete response to the Comment Letter. The Company would like to begin marketing its stock offering on November 9, 2009. Accordingly, we greatly appreciate your prompt review of and assistance with this response. Please contact me as soon as possible if you have any questions or require any additional information.

Very truly yours,

/s/ Joseph T. Ceithaml

Joseph T. Ceithaml

Enclosure

cc:                                 Ms. Kristin L. Pruitt, Esq.

Mr. Robert M. Fleetwood